# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evogene Ltd., CIK 0001574565
CUSIP: M4119S187
Title of class of securities: Ordinary shares, par value NIS 0.20 per share and American Depositary Shares, each representing one (1) Ordinary Share
Address of issuer's principal executive offices: 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel (L3), 7638517
Date of event which requires filing of this statement: 08/28/2026
Filed by CIK 0001749628
Persons authorized to receive notices and communications: Kfir Silberman, L.I.A. Pure Capital Ltd, 20 Raoul Wallenberg Street, Tel Aviv, Israel (L3), 6971916, 972-3-7175777

## Reporting persons
- L.I.A. Pure Capital Ltd. (CIK 0001749628): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,057,488; sole dispositive power 2,557,488; shared dispositive power 0; aggregate amount beneficially owned 3,057,488 (19.35% of the class)
  Comment: (1) The percentage of ordinary shares, par value NIS 0.20 per share, of Evogene Ltd. (the "Ordinary Shares" and the "Issuer", respectively) beneficially owned by the Reporting Person is based on 15,801,407 Ordinary Shares outstanding as of July 27, 2026, as reported by the Issuer in the Issuer's Proxy Statement for its 2026 Annual General Meeting of Shareholders, dated July 31, 2026, attached as Exhibit 99.2 to the Issuer's Form 6-K that was furnished to the U.S. Securities and Exchange Commission on July 31, 2026.
- Kfir Silberman: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,057,488; sole dispositive power 2,557,488; shared dispositive power 0; aggregate amount beneficially owned 3,057,488 (19.35% of the class)
  Comment: (1) The securities reported on this Schedule are held by L.I.A. Pure Capital Ltd. ("Pure Capital"). Kfir Silberman is the officer, sole director, chairman of the board of directors and controlling shareholder of Pure Capital.
  
  (2) The percentage of Ordinary Shares beneficially owned by the Reporting Person is based on 15,801,407 Ordinary Shares outstanding as of July 27, 2026, as reported by the Issuer in the Issuer's Proxy Statement for its 2026 Annual General Meeting of Shareholders, dated July 31, 2026, attached as Exhibit 99.2 to the Issuer's Form 6-K that was furnished to the U.S. Securities and Exchange Commission on July 31, 2026.
- Invest Pro Shukai Hon Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,057,488; sole dispositive power 500,000; shared dispositive power 0; aggregate amount beneficially owned 3,057,488 (19.35% of the class)
  Comment: (1) The percentage of Ordinary Shares beneficially owned by the Reporting Person is based on 15,801,407 Ordinary Shares outstanding as of July 27, 2026, as reported by the Issuer in the Issuer's Proxy Statement for its 2026 Annual General Meeting of Shareholders, dated July 31, 2026, attached as Exhibit 99.2 to the Issuer's Form 6-K that was furnished to the U.S. Securities and Exchange Commission on July 31, 2026.
- Ron Yair Peled: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,057,488; sole dispositive power 500,000; shared dispositive power 0; aggregate amount beneficially owned 3,057,488 (19.35% of the class)
  Comment: (1) The securities reported on this Schedule are held by Invest Pro Shukai Hon Ltd. ("Invest Pro"). Ron Yair Peled is the owner and the Chief Executive Officer of Invest Pro.
  
  (2) The percentage of Ordinary Shares beneficially owned by the Reporting Person is based on 15,801,407 Ordinary Shares outstanding as of July 27, 2026, as reported by the Issuer in the Issuer's Proxy Statement for its 2026 Annual General Meeting of Shareholders, dated July 31, 2026, attached as Exhibit 99.2 to the Issuer's Form 6-K that was furnished to the U.S. Securities and Exchange Commission on July 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value NIS 0.20 per share and American Depositary Shares, each representing one (1) Ordinary Share
Name of issuer: Evogene Ltd.
Address of issuer's principal executive offices: 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel (L3), 7638517
Comment: The following constitutes Amendment No. 5 ("Amendment No. 5") to the Schedule 13D previously filed by the undersigned on July 10, 2026 and amended by Amendment No. 1 on July 20, 2026, by Amendment No. 2 on July 27, 2026, by Amendment No. 3 on August 7, 2026 and by Amendment No. 4 on August 13, 2026 (as amended, the "Schedule 13D"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged. This Amendment No. 5 is being filed to report a communication disseminated by the Reporting Persons in response to the Issuer's press release dated August 25, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On August 28, 2026, the Reporting Persons disseminated a communication to shareholders entitled "Response of L.I.A. Pure Capital and Invest-Pro to Evogene's August 25, 2026 Press Release." In such communication, the Reporting Persons expressed their views regarding the Issuer's performance, governance and board composition and encouraged shareholders to support the Reporting Persons' nominees for election to the Issuer's board of directors at the Issuer's upcoming annual meeting of shareholders. A copy of such communication is attached hereto as Exhibit 8 and is incorporated herein by reference. .

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 8 - Response of L.I.A. Pure Capital and Invest-Pro to Evogene's August 25, 2026 Press Release, dated August 28, 2026

## Signatures
- L.I.A. Pure Capital Ltd.: /s/ Kfir Silberman, Kfir Silberman/Chairman and Chief Executive Officer (08/28/2026)
- Kfir Silberman: /s/ Kfir Silberman, Kfir Silberman (08/28/2026)
- Invest Pro Shukai Hon Ltd.: /s/ Eli Zamir, Eli Zamir/Director (08/28/2026)
- Ron Yair Peled: /s/ Ron Yair Peled, Ron Yair Peled (08/28/2026)